UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number 001-41749

PIXIE DUST TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Pixie Dust Technologies, Inc.

2-2-1 Yaesu, Chuo-ku

Tokyo, 104-0028, Japan

(Address of principal executive officer)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F        ☐ Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

As previously disclosed on March 14, 2024, Pixie Dust Technologies, Inc. (the “Company”) held an Extraordinary General Meeting of Shareholders (the “Meeting”) on April 26, 2024 at 10:00 a.m., Japan Standard Time (April 25, 2024 at 9:00 p.m., U.S. Eastern Standard Time) in Tokyo, Japan. The purpose of the Meeting was to vote on the following proposal, as more fully described in the Notice of Convocation included as Exhibit 99.1 to the Company’s report on Form 6-K furnished on March 14, 2024.

●	Proposal: Reduction of stated capital

Shareholders voted to approve the reduction of stated capital with an effective date of April 30, 2024, in accordance with the voting results listed below.

For	Against	Abstain	Broker Non-Votes
10,455,568	166	304,200	4,233,333

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PIXIE DUST TECHNOLOGIES, INC.

Date: April 26, 2024	By:	/s/ Yoichi Ochiai
	Name:	Yoichi Ochiai
	Title:	Chief Executive Officer

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